

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 20, 2017

<u>Via E-Mail</u>
Ms. Iryna Kologrim
President and Chief Executive Officer
Clancy Corp.
str. Vizantiou 28, Strovolos
Lefkosia, Cyprus, 2006

> **Re: Clancy Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 6, 2017**
> **File No. 333-213698**

Dear Ms. Kologrim:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 6, 2017 letter.

<u>General</u>

1. Since you have updated your financial statements through January 31, 2017, please revise your registration statement to remove your October 31, 2016 financial statements.

2. We note there are references in your Table of Contents to page numbers. It appears your page numbers were deleted in your most recent amendment. Please revise to number each page of your prospectus. The page numbers should be consistent with the page numbers listed in your table of contents.

Outside Front Cover page of the Registration Statement

3. We note your response to comment two in our letter dated February 6, 2017. Please revise to include the name, address and telephone number of your current agent for service.

Prospectus Summary, page 5

Our Company, page 5

4. We note your response to comment four in our letter dated February 6, 2017. We note disclosure in the third paragraph that "to the date of this filing, we have $2,500 in revenues". Please revise this section to reference a specific date.

Risk Factors, page 9

5. We note that your current liabilities include a director loan of $11,059. If material, please revise to include a risk factor discussing this director loan and any associated risks including the associated risks in calling the loan due. In this regard, we note from Note 5 of your unaudited financial statements that the loan is "unsecured, non-interest bearing and due on demand". Please also file this loan agreement as an exhibit pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

Description of Business, page 21

6. Please revise your disclosure to clarify whether Afrodita is obligated to purchase any goods from you.

July 31, 2016 Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

7. We note your response to prior comment 7. Please have your auditor revise its report:

- to state, in the introduction paragraph, that they have audited the balance sheet as of July 31, 2016, and the statements of operations, stockholders' equity, and cash flows for the period from March 22, 2016 (date of inception) to July 31, 2016; and

- to also refer, in the opinion paragraph, to the results of your operations and cash flows for the period from March 22, 2016 (date of inception) to July 31, 2016.

Note 8 – Income Taxes, page F-8

8. We note your response to prior comment 8; however, the deferred tax asset resulting from your net operating loss carryforward, and the related valuation allowance, at July

31, 2016 appears to us to be $408, based upon applying the 34% tax rate to your net operating loss of $1,201. Your table should show the net operating loss carryforward as $408 and the valuation allowance as $408. Please revise your table accordingly. Refer to ASC 740-10-30-5.

Note 9 – Subsequent Events, page F-9

9. Please revise your disclosure to indicate the date through which subsequent events were evaluated as required by ASC 855-10-50-1a.

January 31, 2016 Financial Statements

Note 7 – Income Taxes, page F-6

10. The deferred tax asset resulting from your net operating loss carryforwards, and the related valuation allowance, at January 31, 2016 and July 31, 2016, appears to us to be $2,759 and $408, respectively, based upon applying the 34% tax rate to your net operating losses of $8,115 and $1,201. Please revise your table accordingly.

Note 9 – Subsequent Events, page F-9

11. Please revise your disclosure to indicate the date through which subsequent events were evaluated as required by ASC 855-10-50-1a.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or, in his absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me, Asia Timmons-Pierce, Staff Attorney at (202) 551-3754 with any other questions.

Sincerely,

/s/Asia Timmons-Pierce, *for*

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Via E-Mail
        Alan P. Fraade, Esq.